UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

009411109

(CUSIP Number)

Herman Man Guo

Wealthy Environment Limited

Dan Shao

Global Earning Pacific Limited

Qing Xu

Mambo Fiesta Limited

c/o AirMedia Group Inc.

17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027

The People’s Republic of China

Phone:+86 10 8460 8181

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone: +852 3740-4700

September 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	This Amendment No. 3 to statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on behalf of each of Herman Man Guo, Wealthy Environment Limited, Dan Shao, Global Earning Pacific Limited, James Zhonghua Feng, Ample Business International Ltd., Qing Xu and Mambo Fiesta Limited with the Securities and Exchange Commission (the “SEC”) on June 29, 2015, as amended (the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”), with respect to the ordinary shares, par value $0.001 per share, of AirMedia Group Inc., a Cayman Islands Company.

Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specified herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009411109	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Herman Man Guo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,505,980 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,505,980 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,505,980 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.00%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 009411109	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Wealthy Environment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,505,980 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,505,980 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,505,980 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.60%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 009411109	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Dan Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,584,214 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,584,214 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,584,214 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.16%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 009411109	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Global Earning Pacific Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.67%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 009411109	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Qing Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,600,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 009411109	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Mambo Fiesta Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BYEACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.67%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 009411109	Page 8 of 10 Pages

EXPLANATORY NOTE

This Amendment No. 3 is being filed solely to:

(i) re-file Exhibit G, the Rollover Agreement (the “Rollover Agreement”) dated September 29, 2015, among AirMedia Holdings Ltd., Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited and Mambo Fiesta Limited, to correct a clerical error in the number of Parent shares to be held by the ESOP SPV immediately after the closing of the Merger as shown on Schedule B thereto. The terms “Parent,” “ESOP SPV” and “Merger” as used herein shall have the same meanings ascribed to them in the Rollover Agreement.

(ii) re-file Exhibit H, the Voting Agreement (the “Voting Agreement”), dated September 29, 2015, among AirMedia Holdings Ltd., Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu, Mambo Fiesta Limited and Bison Capital Media Limited, to clarify on Schedule A to the Voting Agreement that the 16,040,000 Shares held by Bison Capital Media Limited are represented by ADSs, not in the form of ordinary shares.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A***	Joint Filing Agreement, dated October 9, 2015, by and between Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited

B*	Proposal Letter dated June 19, 2015 from Mr. Herman Man Guo, on behalf of himself and the management of AirMedia Group Inc., to the board of directors of AirMedia Group Inc.

C*	Consortium Agreement, dated June 29, 2015, by and between Mr. Herman Man Guo, Mr. James Zhonghua Feng and Mr. Qing Xu

D**	Withdrawal Notice, dated September 18, 2015, executed by Mr. James Zhonghua Feng and acknowledged and agreed by Messrs. Herman Man Guo and Qing Xu

E**	Amended and Restated Consortium Agreement, dated September 18, 2015, by and between Mr. Herman Man Guo and Mr. Qing Xu

F***	Agreement and Plan of Merger, dated September 29, 2015, among AirMedia Holdings Ltd., AirMedia Merger Company Limited, and AirMedia Group Inc. (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 29, 2015)

G	Rollover Agreement, dated September 29, 2015, among AirMedia Holdings Ltd., Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited and Mambo Fiesta Limited

H	Voting Agreement, dated September 29, 2015, among AirMedia Holdings Ltd., Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu, Mambo Fiesta Limited and Bison Capital Media Limited

I***	Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to AirMedia Holdings Ltd. and AirMedia Merger Company Limited, dated as of April 24, 2015

CUSIP No. 009411109	Page 9 of 10 Pages

J***	Limited Guarantee by Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao and Global Earning Pacific Limited in favor of AirMedia Group Inc., dated as of September 29, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 29, 2015)

*	Filed with the Original Schedule 13D.
**	Filed with Amendment No. 1 to the Original Schedule 13D.
***	Filed with Amendment No. 2 to the Original Schedule 13D.

CUSIP No. 009411109	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2015

/s/ Herman Man Guo
Herman Man Guo

Wealthy Environment Limited
By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

/s/ Dan Shao
Dan Shao

Global Earning Pacific Limited
By:	/s/ Dan Shao
Name:	Dan Shao
Title:	Director

/s/ Qing Xu
Qing Xu

Mambo Fiesta Limited
By:	/s/ Qing Xu
Name:	Qing Xu
Title:	Director